SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

FIRST COMMUNITY BANK

CORPORATION OF AMERICA

(Name of Issuer)

Common Stock, $0.08 par value

(Title of Class of Securities)

31985E  20  2

(CUSIP Number)

Richard Pearlman, Esq.

Igler & Dougherty, P.A.

1501 Park Avenue East

Tallahassee, FL 32301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31985E 20 2	Page 2 of 6 pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Ralph E. Stevens, Jr.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 68,624.50 8. Shared Voting Power 0 9. Sole Dispositive Power 68,624.50 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,499

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 5.95%

14.	Type of Reporting Person IN

CUSIP No. 31985E 20 2	Page 3 of 6 pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Carol S. Stevens

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 49,874.50 8. Shared Voting Power 0 9. Sole Dispositive Power 49,874.50 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,499

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 5.95%

14.	Type of Reporting Person IN

CUSIP No. 31985E 20 2	Page 4 of 6 pages

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.08 per share (the “Common Stock”), of First Community Bank Corporation of America, a Florida corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 9001 Belcher Road, Pinellas Park, Florida 33782.

Item 2. Identity and Background

(a)	This statement is filed on behalf of Ralph E. Stevens, Jr. and Carol S. Stevens (collectively the “Reporting Person”).

(b)	The Reporting Person’s business address is 9001 Belcher Road, Pinellas Park, Florida 22782.

(c)	Mr. Stevens is Chairman of First Community Bank and President of Stevens & Stevens Business Records Management, Inc. Carol Stevens is a homemaker.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. and Mrs. Stevens are a citizens of the United States.

Item 3. Source and Amount of Funds or Other Considerations

Mr. Stevens purchased 25,000 shares on August 13, 1996 for $10.00 per share. He purchased 8,500 shares on September 17, 2001 for $12.00 per share and 7,150 shares on June 27, 2003 for $14.00 per share. Share amounts adjusted for the Issuer’s 5 for 4 stock split: 31,250 shares, 10,625 shares and 8,937 shares respectively. Mrs. Stevens purchased 20,000 shares on April 19, 1999 for $10.00 per share. She purchase 8,500 shares on September 17, 2001 for $12.00 per share and 7,150 shares on June 27, 2003 for $14.00 per share. Share amounts adjusted for the Issuer’s 5 for 4 stock split: 25,000 shares, 10,625 shares and 8,937 shares respectively. In addition, Mr. & Mrs. Stevens each received 5,312.50 warrants along with the shares purchased in a private offering on September 17, 2001. Mr. Stevens received 12,500 options to purchase Common Stock on January 1, 2001 for his services as a director to the Issuer. All purchases of securities were made with personal funds of the Reporting Person. All share amounts have been adjusted for the Issuer’s 5 for 4 stock split.

Item 4. Purpose of Transaction

The purpose of the acquisition of the securities of the Issuer is investment. The Reporting Person has no plans personally which would result in:

CUSIP No. 31985E 20 2	Page 5 of 6 pages

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 118,499 shares of Common Stock of the Issuer which equals 5.95% of the total outstanding shares. Mr. Stevens owns 50,812 shares of Common Stock, 5,312.50 warrants to purchase Common Stock and 12,500 options to purchase Common Stock. Mrs. Stevens owns 44,562 shares of Common Stock, and 5,312.50 warrants to purchase Common Stock.

(b)	Mr. Stevens has sole power to vote and to dispose of 68,624.50 shares of the subject securities and Mrs. Stevens has the sole power to vote and dispose of 49,874.50 shares of the subject securities.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 31985E 20 2	Page 6 of 6 pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No agreements exist with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: October 31, 2003

/s/ Ralph E. Stevens, Jr.

Ralph E. Stevens, Jr.

/s/ Carol S. Stevens

Carol S. Stevens